UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

February 23, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

23 February 2024

SMITH & NEPHEW PLC

Notification under Listing Rule 9.6.14

Anne-Francoise Nesmes, Chief Financial Officer of Smith & Nephew plc, will join the Board of Sanofi S.A. as an independent non-executive director with effect from 30 April 2024, subject to Sanofi shareholder approval.

 Enquiries

Investors Andrew Swift Katherine Rycroft Smith+Nephew	+44 (0) 1923 477433 +44 (0) 7811 270734
Media Charles Reynolds Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha BharmalBrunswick	+44 (0) 20 7404 5959

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 19,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 23, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary